
swiftmile
Charging Station
swiftmile
TAP READY RIDE!
TAP • READY • RIDE!
swiftmile
Swiftmile.com

Swiftmile

Solar powered electric bike sharing system for corporate commuters. Edit Profile

$500	$4,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Swiftmile is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet, Market Landscape sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Swiftmile without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Est. Bike Sharing Market Size (2020)

$6.3 Billion

Percent Of Car Trips Less Than Three Miles

50%

- Current customers include Santa Clara Valley Transit Authority (10th-largest US transit authority)
- Verizon Powerful Answers award winner (beat 1,500 companies from 78 countries); current round being led by Verizon Ventures. Accepted to Tech Plug and Plays mobility accelerator program, placed 2nd out of 800. Selected total of 20.
- Featured on multiple media outlets, including Fox, ABC, and NBC
- Selected by Tech Plug and Play, on of the world's largest accelerators as part of their mobility class

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> Round Size: US $750,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $4,000,000

> Target Minimum Raise Amount: US $200,000

> Offering Type: Side by Side Offering

Swiftmile manufactures Personal Electronic Transporter (PET) sharing systems for first and last mile commuters. We help cities, corporations, and universities ease congestion, decrease smog, and provide a clean and green alternative to autos.

Our eBikes are locked into our solar powered charging/docking system. Our app works as a "virtual Key" allowing users to locate a charging station then Tap, Rent, and Roll. The eBikes have a 40 mile range, speeds up to 20 mph, making them a bike in the eyes of the law (not a motorized vehicle), and therefore requiring no license or insurance special registration. All of our eBikes have microcomputers on them with GPS/Accelerometers, as do the solar charging stations. We collect data as the bikes move. When a user is done they get "fitbit" like data as a receipt showing time, distance, fuel saved, carbon offset, calories burned, and a map of their ride. We also share this data with the companies we partner with to show how many rides their employees are taking, how they are lowering their carbon footprint, and how healthy their employees are.

Pitch Deck



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Product & Service

Swiftmile partners with best of breed eBike manufacturers to "share enable" fleets of eBikes that in turn fit into our locking/docking/charging stations. These fleets are sold or leased to corporations or hotels as a complete turn-key eBike sharing system. All of our eBikes and charging stations have microcomputers, GPS, and cellular radios that allow us to run diagnostics, manage maintenance, track inventory, and issue end user receipts through our app. We have utility patents pending for our system.

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Media Mentions

COMPUTERWORLD

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PROSPECT Silicon Valley

Verizon Ventures

Electric Bike Report.com with Pete Prebus

Louisville Business First

CIO

GreenBiz

The Huffington Post

The Team



Colin Roche
FOUNDER, CEO

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Colin Roche, in addition to being the company President and Chief Executive Office, is responsible for driving innovation and growth. The Swiftmile sales and marketing teams report directly to Colin. Colin brings extensive experience in product design, sales, and business development extending over a 20-year career.

Colin's first major success as an entrepreneur started with his founding of Pacific Writing Instruments, where he invented and designed a new writing instrument centered around ergonomics. He built this into a globally distributed brand carried in over 25 countries with retail distribution in over 30,000 retail locations. After successfully selling the company to a larger office supply company he joined Jiawei Solar as VP of Sales. With his direction he was able to guide the company through an IPO in 2011. After two other roles as a "C" level leader, in which he helped guide acquisitions, he founded Swiftmile, with the vision of helping solve congestion and pollution in our daily lives.



Keith Moravick
CO-FOUNDER, CTO

Keith Moravick, the company's Chief Technology Officer, is responsible for managing the engineering and research and development arms of the company. Keith is the company's senior technology leader and visionary.

Keith began his professional career in 1992 where he worked as an Optical Engineer for Kaiser Aerospace. After working in the defense industry, Keith went to work for Spectra Physics as a Laser Engineer in the solid-state laser division. Keith and several colleagues from Spectra Physics went on to build Arcturus Engineering, a biotech start-up which was focused on applying laser technology to bio-medical applications. Because of high demand for his services, in 2007 Keith started his own consulting business focused on guiding engineering teams in medical device design, manufacturing, and IP generation. Keith earned a bachelor's degree in Physics with concentrations in electro-optics and mechanical design and holds more than a dozen US, EU, and WO Patents



Leo Vera
CO-FOUNDER, COO

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
Updates
Overview
The Team
Term Sheet
Financial Discussion
SeedInvest

Leo Vera, the company's Chief Operating and Financial Officer, is responsible for managing the customer service, supply-chain, finance, and operations departments. Leo leads Swiftmile operations with a strong financial background, along with proven executive and leadership experience. Leo commenced his working career at Coopers and Lybrand LLP in San Jose in the Audit practice in 1994 before turning to business consulting with the Deloitte Consulting Group in 1997 and then later with the IBM Business Consulting Group. Between 2006 and 2011, Leo worked as a Controller and Managing Director of a private engineering company in the aluminum industry with global responsibility for sales, R&D, manufacturing, and operations.

Leo commenced his career in the motion furniture industry in 2011. with responsibility for operations and finance for Santa Barbara-based Ergomotion as its COO and CFO. After growing the company to over $100MM in sales. taking over as its President and CEO. and later successfully selling the company to a strategic industry player, Leo co-founded Swiftmile along with Colin to embark on the important work of ushering in the Light Electric Age

Notable Advisors & Investors



Leo Vera

Investor, Co-founder, Swiftmile



Jamie D'Allessandro

Investor, Principal, Windy Hill Property Ventures



verizon ventures

Investor, Corporate VC division of Verizon

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
Updates

Overview
The Team
Term Sheet
Financial Discussion

SeedInvest



Chris Hens

Investor, Principal, Teton Growth Partners



Alex Edelstein

Investor, CEO and CPO, The Fr8 Company



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Scott Anschuetz

Investor, CEO and Founder, Visualize, Inc.



Martin Rawls-Meehan

Investor, CEO, Reverie



Plug And Play

Advisor, A global innovation platform for startups, corporations, and investors

Highlights

Product & Service

Q&A with Founder

Prior Rounds

Market Landscape

Data Room

⚡ Updates

Overview

The Team

Term Sheet

Financial Discussion

✉ SeedInvest



Ajay Ramachandran

Advisor, Managing Partner, BootUp Capital



Curtis Mcdonald

Advisor, Venture Capitalist, High-Tech Gruenderfonds

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Mukul Agarwal

Advisor, Founder, Hello Startups



Marco Ten Vaanholt

Advisor, Founder and President, BootUp

Q&A with the Founder

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
Updates
SeedInvest

Q: Describe competition overview, competitive advantage, and barriers to entry.

Swiftmile: Standard bike share (non-electric) operators: U.S. players Zagster, Social Bikes and Motivate. They all provide only standard bikes they manufacture and are geared towards large, city wide installations. Our locking/docking charging stations are built to adapt to a wide variety of eBike manufacturers we partner with, making ours a universal system, which we believe is a huge competitive advantage. We don't have to target large installs which take years to close. We can deploy in small installations at corps, hotels, and universities. A barrier to entry is the development of the charging stations themselves. We have a 2 year lead because we started first with designing the whole connected charging system as opposed to the bike itself which all the others are caught up in. For the eBike, we partnered with a manufacturer upfront, letting them absorb the eBike costs. Going forward we can work with any eBike manufacturer to fit into our system. We believe this will allow us to take advantage of all of the innovation in the eBike world.

Q: Describe market overview and customer pipeline.

Swiftmile: About 96 million people work within 10 miles of where they live, yet most drive and sit in traffic and congestion, which is getting worse in every major metropolitan market. Standard Bike share is taking off, today a $5.6 billion market, still gets low use rates because commuters don't want to sweat. Our eBikes are the perfect fit. In addition, the eBike market is taking off also: it is a $15.6 billion market today. These are being seen as the ideal vehicle to fit into the sharing economy for short distance trips. Our pipeline includes: Tesla, Uber, Lockheed, Merck, Cisco, Stanford, West/Sheraton Hotel, Nest, Ford. We already have Google and the 10th largest transit authority as pilot customers.

Q: What are the exit opportunities?

Swiftmile: Most likely an acquisition. Ford just acquired Chariot shuttles and did a 5 year agreement with Motivate (citi bikeshare, non electric). VW, GM, and BMW are all coming out with new eBikes that they are looking to become part of the multi-modal solutions set for transportation. In our opinion, it only makes sense that they would acquire a "sharing" system that could scale the use of these quickly. In China, Mobike just raised $215 million for their non-electric bike share system, Ovi bikes raised $100 mm. We believe they will want to expand into the U.S. It will be natural that these groups will want to also bring on eBikes into their offering. We have a jump on the market to deploy this now, ahead of others.

Q: Give a description of business model and pricing.

Swiftmile: We are BaaS or Bikes as a Service. We charge a set-up and onboarding fee to install our turn-key eBike sharing system at corporations (to start). Past that, it's $100 month per bike for service/maintenance then we charge for usage. Whenever the bike is moving we charge. Works out to about $5/half hour. We retain all of the assets and depreciation.

Q: What is the company's customer acquisition or go-to-market strategy? Explain.

Swiftmile: To start, we will target corporations where we can deploy in small quantities to show the value and demand of our system, then upsell to our standard 28 eBike system. This method allows for a quicker sales cycle and allows us to prove value. Then we can increase our install base with each customer by adding more eBikes to the flock. We will then go after hotels, universities, cities, and dense housing developers.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $750,000	US $750,000
Minimum investment	$20,000	US $500
Target minimum	US $200,000	US $200,000
Security type	Crowd Note	Crowd Note
Conversion discount	25.0%	25.0%
Valuation cap	US $4,000,000	US $4,000,000
Interest rate	8.0%	8.0%



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Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by July 1, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by July 1, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



Hardware/Software Dev   Inventory

If Maximum Amount Is Raised



Hardware/Software Dev   Inventory   Operating Expenses

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Swiftmile's prior rounds by year.

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$5000000
$4000000
$3000000
$2000000
$1000000
$0
Pre-Seed (Convertible)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $75,000
Close Date	May 29, 2015
Security Type	Convertible Note
Valuation Cap	US $1,000,000

Pre-Seed

Round Size	US $25,000
Close Date	Jan 9, 2015
Security Type	Convertible Note
Valuation Cap	US $475,000

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
Updates
SeedInvest

Pre-Seed

Round Size	US $50,000
Close Date	Oct 12, 2015
Security Type	Convertible Note
Valuation Cap	US $2,000,000

Financial Discussion

Our financial statements can be found in Exhibit B to the Form C which is attached to this profile. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

The company to date has focused on developing its business, include spending funds on research and development. The company is in the process of launching its initial pilot program and the historical revenues and expenses will not be indicative of the company's future financial condition.

The company's net revenues for the year ended December 31, 2016 were $29,450, an increase of $9,023 from $20,427 in 2015. Net revenues consisted of mostly sales of personal electric transit solutions (e.g. eBikes). The company's cost of revenue was $17,941 for the year ended December 31, 2016 and $19,714 for the year ended December 31, 2015. The company's revenues were primarily derived from eBike and ultra light electric vehicle sales and the cost of net revenues relates to the cost of acquiring and deploying these units to customers.

The company's operating expenses consist of general and administrative cost, research and development, and sales and marketing. Operating expenses increased by 212% to $418,351 in December 31, 2016 from $134,135 in December 31, 2015.

The primary components of this increase were due to costs associated with general and administrative expenses and research and development. The general and administrative costs increased 91% to $213,641, reflecting increases in wages, legal and professional fees. The company began investing in research and development in 2016, and the costs were $204,460. Research and development funds were used for the development of our hardware and software systems for the Swiftmile charging station, the app control, the backend system, and development of our proprietary eBike. However, during this period the costs associated with sales and marketing decreased 49% to $11,859.

Other income and expenses primarily consist of competition income and competitions costs and interest expenses. The company had other income of $134,084 for the year ended December 31, 2016 and other expenses of $3,768 for the year ended December 31, 2105. The company's other expenses in 2015 solely consisted of other interest expense of $3,768. The company also had an interest in expense of $11,916 in 2016; however, this amount was offset by the competition amounts. The company received $250,000 in 2016 from Verizon, for its third place finish in Verizon's Powerful Answers Global Award. The award of $250,000 was classified as competition income and the $104,000 for costs related to this competition, which were primarily personnel costs, were recorded as competition expenses.

Since the end of the period covered by the financial statements, we have raised $125,000 to support the completion of development of hardware and software to support a rollout of our share system to various customers in the Bay Area.

Plan of Operations and Milestones